Exhibit 99.52

Elemental Altus Announces Appointment of New Director

Vancouver, British Columbia--(Newsfile Corp. - December 31, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") announces the appointment today of Matthieu Bos to the Board of Directors ("Board") as an independent non- executive director.

The appointment of Matthieu to the Board is made pursuant to the Company's investor rights agreement with La Mancha and replaces La Mancha's existing director nominee, Jack Lunnon. Accordingly, the Company will continue to have a Board of seven directors, with six non-executives.

John Robins, Chair of Elemental Altus, commented:

"We are pleased to welcome Matthieu to the Board. His extensive experience in mining capital markets and business development across BMO and Ivanhoe Mines will provide valuable insight as we continue to drive growth and deliver value for our shareholders. We also thank Jack for his time and commitment to the Board and look forward to continuing to work with him in his capacity as a senior member of the La Mancha team."

Matthieu Bos

Matthieu Bos is a trained metallurgist and former mining investment banker. Matthieu is currently the President and CEO of Falcon Energy Materials plc, an advanced stage graphite development company with assets in Guinea, backed by La Mancha. In Matthieu's previous role as Executive Vice President Africa for Ivanhoe Mines, Matthieu was a key member of the team that delivered the world-class Kamoa- Kakula Copper Project and was actively involved in US$3 billion in equity and debt financings from various strategic and institutional investors, including Zijin Mining and CITIC Metal.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

TSXV: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 11 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX Venture Exchange (TSX-V) nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this press release. The appointment of the new director to the Board is subject to the approval of the TSX-V.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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https://www.newsfilecorp.com/release/235638